October 3, 2024

Ketan Thakker
Chief Executive Officer
RDE, Inc.
1100 Woodfield Road, Suite 510
Schaumburg, IL 60173

       Re: RDE, Inc.
           Registration Statement on Form S-3
           Filed September 25, 2024
           File No. 333-282322
Dear Ketan Thakker:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ernest M. Stern